VIA EDGAR AND EMAIL

Nicholas Nalbantian and Michael Coco

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

United States of America

Allen Overy Shearman Sterling (Asia) Pte. Ltd. 50 Collyer Quay #09-01 OUE Bayfront Singapore 049321 Tel +65 6671 6000 Fax +65 6671 6499

August 23, 2024

Re:	Republic of Indonesia

Registration Statement under Schedule B

Filed July 22, 2024

File No. 333-280933 (the “Registration Statement”)

Dear Mr. Nalbantian and Mr. Coco:

On behalf of the Republic of Indonesia (the “Republic”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated August 16, 2024, regarding the above-referenced Registration Statement.

For your convenience, we have reproduced below, in bold, the Staff’s comments, followed by the Republic’s response. With this letter, and bearing the same date, the Republic is filing Amendment No. 1 to the Form 18-K for Fiscal Year Ended December 31, 2023 (“Form 18-K/A”), which is incorporated by reference into the Registration Statement.

Registration Statement on Form S-B, Filed July 22, 2024

Description of the Republic of Indonesia

Environment, page D-8

1. We note your disclosure regarding Indonesia’s commitment to achieving climate targets. We also note your disclosure in the Economy and Gross Domestic Product section identifying coal, oil and gas, and forestry - among others - as key drivers of Indonesia’s economic growth. Please update the disclosure in this section to clarify what impact Indonesia’s environmental policy goals have had on Indonesia’s principal economic sectors and how Indonesia plans on balancing future growth in these sectors with the republic’s upcoming 2030 clean energy commitments.

In response to the Staff’s comment, the Republic has included disclosure about the Republic’s plans on balancing future economic growth with its 2030 clean energy commitments on page E-4 of Exhibit 99.E to Form 18-K/A.

Allen Overy Shearman Sterling (Asia) Pte Ltd Company Registration No. 200804581W

Allen Overy Shearman Sterling LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used in relation to Allen Overy Shearman Sterling LLP to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AD and at the above address.

Allen Overy Shearman Sterling LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Austin, Bangkok, Beijing, Belfast, Boston, Bratislava, Brussels, Budapest, Casablanca, Dallas, Dubai, Dublin, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Houston, Istanbul, Jakarta (associated office), Johannesburg, London, Los Angeles, Luxembourg, Madrid, Milan, Munich, New York, Paris, Perth, Prague, Riyadh, Rome, San Francisco, São Paulo, Seoul, Shanghai, Silicon Valley, Singapore, Sydney, Tokyo, Toronto, Warsaw, Washington, D.C.

Infrastructure Development

Progress on the Development of Nusantara, page D-45

2. We note the disclosure surrounding the 2024 general election and the victory of Prabowo Subianto for the office of the presidency. We also note the substantial commitment by the state budget towards the construction of Nusantara. Please update your disclosure, here or elsewhere you deem appropriate, to confirm whether the incoming administration is expected to maintain the current administration’s commitment to the Nusantara construction project.

In response to the Staff’s comment, the Republic has included disclosure about President-elect Prabowo Subianto’s commitment to the Nusantara construction project and other updates about the project on pages E-1 to E-2 of Exhibit 99.E to Form 18-K/A.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at felipe.duque@aoshearman.com or +65 6671 6089.

Yours sincerely,

/s/ Felipe Duque
Felipe Duque

cc:	Suminto

Director General of Budget Financing and Risk Management

Ministry of Finance of the Republic of Indonesia

Chief Representative of Bank Indonesia New York

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